United States
Securities and Exchange Commission
Washington, D.C.  20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant To Rule 13a-16 or 15d-16
under the
Securities Exchange Act of 1934

For the month of August, 2011

GRUMA, S.A.B. de C.V. (GRUMA, INC.)
(Translation of Registrant's name into English)

Calzada del Valle Ote. 407
Col. Del Valle, San Pedro Garza Garcia, N.L. Mexico 66220
(Address of principal office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X  Form 40-F ___

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ___ No  X

   If ''Yes'' is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

CONTENTS
* Press Release

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRUMA, S.A.B. de C.V.

By     /s/ Juan Antonio Quiroga Garcia

___________________________
Juan Antonio Quiroga Garcia
Chief Corporate Officer
Date: August 25, 2011

IR Contact Information ir@GRUMA.com (52)(81) 8399-3349
Monterrey, N.L., Mexico, August 25, 2011	www.gruma.com

GRUMA'S ANNOUNCES THE ACQUISITION
OF A TORTILLA PLANT IN THE UNITED STATES

Monterrey, N.L., Mexico, August 25, 2011. GRUMA, S.A.B. de C.V. (''GRUMA'') (NYSE: GMK, BMV: GRUMAB) announced today the acquisition of the tortilla plant of Casa de Oro Foods, L.L.C. (''Casa de Oro''), located in the United States, for US$20 million.

Based in Omaha, Nebraska, Casa de Oro manufactures wheat flour tortillas and tortilla meal kits. The company focuses mainly on the foodservice and co-pack sectors through one plant that employs 250 people.

Casa de Oro's strategic location will improve and increase GRUMA's coverage in the Midwest region while reducing transportation costs. Through this acquisition, GRUMA will also be able to increase its production of corn tortillas and corn chips, therefore strengthening the supply of fresher products throughout the region.

During 2010, Casa de Oro's net sales totaled approximately US$29 million.

This acquisition will expand and strengthen GRUMA's tortilla business in the United States and is part of a strategy to take advantage of opportunities and synergies in the United States, the most important market in the world for GRUMA today.

About Gruma
GRUMA is one of the world's leading tortilla and corn flour producers. GRUMA was founded in 1949 and is engaged primarily in the production, marketing, distribution, and sale of tortillas, corn flour, and wheat flour. With leading brands in most of its markets, GRUMA has operations in the United States, Mexico, Venezuela, Central America, Europe, Asia, and Australia and exports to 105 countries worldwide. GRUMA is headquartered in Monterrey, Mexico, and has approximately 20,000 employees and 97 plants. In 2010, GRUMA had net sales of US$3.8 billion, of which 67% came from non-Mexican operations.